[Letterhead of Cooley Godward Kronish LLP]
James F. Fulton, Jr.
T: (650) 843-5103
fultonjf@cooley.com
March 20, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 4-6
Washington, D.C. 20549
Attention: Mark P. Shuman
Re: Veraz Networks, Inc. Registration Statement on Form S-1 (File No. 333-138121)
Dear Mr. Shuman:
On behalf of our client, Veraz Networks, Inc. (“Veraz Networks” or the “Company”), we are electronically transmitting a conformed copy of Veraz’s Amendment No. 6 to its registration statement on Form S-1, marked to show changes from the registration statement filed with the Commission on March 20, 2007. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 6.
Amendment No. 6 is being filed in response to an email from a member of the Staff to James F. Fulton, Jr. dated March 19, 2007 (the “Email”) setting forth the Staff’s comments regarding the registration statement.
The text of the Staff’s comments from the Email has been included in this letter for your convenience. We have numbered each paragraph of the Email as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the registration statement.
Summary Consolidated Financial Data
Consolidated Balance Sheet Data, page 6
1.	Please reconcile the information provided in your “pro forma as adjusted” balance sheet data table on page 6 where it appears that cash and cash equivalents increased $69,995 million, to the amount of net proceeds to be received included in your “Use of Proceeds” discussion on page 32 where you indicate that proceeds of $66,500 will be received from the issuance of shares in this offering. If the difference between the two disclosures is the result of the proceeds from the issuance of Series D preferred stock in January 2007, then revise your disclosures to indicate as such.

The disclosure has been revised on page 6 in response to the comment.

2.	Your response to our prior comment 1 indicates that the disclosures on page 6 were revised to include a discussion of the additional dividend to be paid on the Series D preferred stock that was issued in January 2007. The current disclosures, however, continue to only reference the $3.9 million dividend to be paid on the Series D preferred stock outstanding as of December 31, 2006. Please revise your disclosures accordingly.

The disclosure has been revised on page 6 in response to the comment.

Critical Accounting Policies and Estimates
Stock Based Compensation, page 46
3.	Revise your disclosure to include the fair value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement in accordance with the Practice Aid’s disclosure guidance in paragraph 180.

The Practice Aid referenced by the Staff recommends that an enterprise disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented in the registration statement. If an enterprise has instead been using the fair-value-based method of FASB Statement No. 123, Accounting for Stock-Based Compensation, disclosures appropriate to fair value are more applicable than disclosures appropriate to intrinsic value.

We have revised the disclosure on page 48 to disclose the intrinsic value of the outstanding vested and unvested options at December 31, 2006. We believe that this additional disclosure based on intrinsic value using the midpoint of the estimated IPO price is appropriate considering the guidance in the Practice Aid as the majority of the options grants were from periods prior to the adoption of the FASB Statement No. 123R, Accounting of Stock-Based Compensation.
Form of Report of Independent Registered Public Accounting Firm, page F-2
4.	Revise to remove the preamble language from your Report of Independent Registered Public Accounting Firm prior to effectiveness.

The Staff’s comment is noted. We will remove the preamble language from the Report of Independent Registered Public Accounting Firm prior to requesting effectiveness.
Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103 or to Tom Kennedy at (650) 843-5132.

Sincerely,
/s/ James F. Fulton, Jr.
James F. Fulton, Jr.

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